June 16, 2020
Division of Corporation Finance
Office of Manufacturing
United States Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Attention:  Effie Simpson
Melissa Raminpour

Re:  Under Armour, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2019
Filed February 26, 2020
Form 10-Q for the Quarter Ended March 31, 2020
Filed May 11, 2020
File No. 001-33202

Ladies and Gentlemen:

Under Armour, Inc. (“we”, “our” or the “Company”) is responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in its letter dated June 3, 2020. To assist in your review, we have included the Staff’s comments below prior to our responses.

Form 10-Q for the Quarterly Period Ended March 31, 2020
Overview – COVID-19, page 27

Comment 1. On your first quarter earnings call, you indicate that you currently anticipate second quarter revenue to be down as much as 50% to 60% with approximately 80% of your global business having been closed since April 1, 2020. Revise your future periodic filings to disclose known trends and uncertainties related to COVID-19. For example, disclose how you expect COVID-19 to impact your future operating results and near-and-long term financial condition and how that compares to the current period. See Item 303 of Regulation S-K, SEC Release No. 33-8350, and CF Disclosure Guidance Topic No. 9.

Response

We respectfully acknowledge the Staff's comment and the guidance referenced in the comment (Item 303 of Regulation S-K, SEC Release No. 33-8350, and CF Disclosure Guidance Topic No. 9.).

Within the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” (“MD&A”) included in its Form 10-Q for the Quarterly Period Ended March 31, 2020 (the “Q1 Form 10-Q”), the Company provided the following disclosures (as specifically identified by underlining the relevant sentences below for the ease of Staff’s reference) related to COVID-19 and its expected impact on the Company’s future operating results and near-and-long term financial condition:

•Qualitative discussion providing details on a regional basis regarding store closures and openings (including timing) can be found on page 27 and the relevant excerpt is reproduced here, “… during the first quarter of 2020, we took action to close substantially all of our brand and factory house stores based on regional conditions. Specifically, our owned and partner doors in China were closed from late-January through early-March, when a slowly progressive re-opening process started, and beginning in mid-March we closed all of our stores in our North America, EMEA and Latin America operating segments. Stores in the remainder of our APAC operating segment have also been closed from time to time based on regional conditions. Many of our wholesale customers have also closed their stores or are operating at limited capacity, which has delayed the purchase of additional products from us or resulted in cancelled orders. Stores in certain of our international regions have begun to reopen, however, they continue to experience decreased traffic. For the fiscal year ended December 31, 2019, 69% of our net revenues were earned in our North America segment. In addition, while our global e-commerce business remains operational, sales in this channel have historically represented a small percentage of our total revenue. For example, in 2019 sales through our direct to consumer channel represented 34% of net revenues, with our e-commerce business representing less than half of the total direct to consumer business. In 2019, our wholesale channel represented 60% of net revenues.”

•Given the uncertainty of the current economic environment, discussion of the financial impact of the pandemic on the business can be found on pages 27-28 and the relevant excerpt is reproduced here, “We do expect the pandemic to have a material impact on our financial condition, results of operations and cash flows from operations in future periods. Further, we could experience material impacts, in addition to those noted above, including, but not limited to, revised payment terms with certain wholesale customers, increased sales-related reserves, charges from adjustments of the carrying amount of inventory, increased cost of product, costs to alter production plans, revised lease terms with landlords, changes in the designation of our hedging instruments, and volatility in our effective tax rate. The extent of the impact of the COVID-19 pandemic on our operational and financial performance depends on future developments outside of our control, including the duration and spread of the pandemic and related actions taken by federal, state and local government officials, and international governments to prevent disease spread. Given that the current circumstances are dynamic and highly uncertain, we cannot reasonably estimate the pace and timing of store openings, and traffic patterns when the stores re-open, and the impact on overall consumer demand. For a more complete discussion of the COVID-19 related risks facing our business, refer to the “Risk Factors” section included in Part II, Item 1A.”

•Qualitative discussion on specific financial measures can be found on page 32 and the relevant excerpt is reproduced here, “The increase [to gross margin] was partially offset by an approximate 200 basis point decrease drive by COVID-19 related pricing and discounting
2 of 5

impacts…. We expect gross margin decreases from pricing and discounting for the remainder of the year.”

•Discussions on the impact of the pandemic on liquidity, strategic actions initiated by the Company to sustain its current and supplement its future cash position, as well as future actions should the Company not be successful in achieving some or all of the strategic actions are included on page 36 and the relevant excerpt is reproduced here, “Due to the negative impacts of the COVID-19 pandemic, we expect to supplement our cash from operations with additional sources of liquidity during 2020. Our ability to continue to borrow amounts under our revolving credit facility is limited by continued compliance with financial covenants set forth in our credit agreement.

Given the disruption to our business caused by the COVID-19 pandemic, we are in the final   stages of amending our credit agreement, which we expect to execute shortly after the filing of this Quarterly Report on Form 10-Q. We expect this amendment to provide relief under our financial covenants for a specified period and provide us with better access to liquidity during this period. However, based on the potential impact of the COVID-19 pandemic, in the unlikely event that we are unable to amend our credit agreement, then in future quarters we would need to repay the amounts already borrowed under our credit agreement, and would not be able to access additional borrowings under that agreement. In that event, we would need to take actions to further reduce our expenditures, including reductions to our discretionary spending and changes to our investment strategies, negotiating payment terms with our customers and vendors, reductions in compensation costs, including through temporary reductions in pay and layoffs, and limiting certain marketing expenditures….

Refer to our “Risk Factors” section included in Part II, Item 1A of this Quarterly Report on Form 10-Q for a further discussion of risks related to our indebtedness. Additionally, as discussed in the "Overview", as we navigate these unprecedented circumstances, we are focused on preserving our liquidity and managing our cash flows through certain preemptive actions designed to enhance our ability to meet our short-term liquidity needs. These actions include those noted above. We are also currently evaluating benefits that may be available to us under the CARES Act and similar legislation in foreign jurisdictions.”

The long-term impacts of COVID-19 on the Company’s results of operations remain unknown and difficult to predict. The Company believes it has provided the appropriate disclosures regarding these uncertainties in the MD&A. Further, the Company also provided a fulsome disclosure of the risk and uncertainties within the Company’s “Risk Factors” included under Part II, Item IA within the Q1 Form 10-Q. With respect to near-term impacts, the Company commits to provide disclosures in future filings regarding reasonably known trends and uncertainties related to the impacts of COVID-19 that we reasonably expect will have a material impact on future financial condition or results of operations, such as information regarding the closure of stores as appropriate.

3 of 5

Comment 2. Additionally, tell us and consider describing the nature of the contracts included in the planned contract exit costs ($115 million) included within your estimate of total restructuring and related impairments charges to be incurred during the nine months ended December 31, 2020.

Response

The planned contract exit costs of $115 million currently included within the Company’s estimate of total restructuring and related impairment charges to be incurred during the nine months ending December 31, 2020 is primarily comprised of proposed lease exits of certain brand and factory house stores and office facilities, and proposed marketing and other contract exits. We have planned and undertake in future filings to provide additional qualitative disclosure regarding the nature of the contracts included within the planned contract exit costs as these exit activities are triggered and the chargers are incurred.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations
Consolidated Results of Operations - Income Tax Expense, page 33

Comment 3. We note that your effective tax rate for the three months ended March 31, 2020 was
(3.8)% as compared to 26.8% for the same period in 2019. You indicate this was due to the proportion of earnings subject to tax in the United States as compared to foreign jurisdictions in each period, the impact of recording valuation allowances against the majority of incurred and forecasted 2020 losses in the United States, against all of the 2020 losses incurred and forecasted in China, and discrete items, including the recording of valuation allowances on certain previously recognized deferred tax assets in the United States and China. Please quantify the various items impacting the change in your income tax expense, including the amount of the deferred tax asset valuation allowance recorded.

Response

We respectfully acknowledge the Staff’s comment and request to quantify the various items impacting the change in our income tax expense, including the amount of deferred tax asset valuation allowance recorded. Each quarter the Company endeavors to qualitatively describe the significant components of the changes to its effective tax rate as compared to the prior period.

In order for the Staff to complete its review, the Company is providing percentage details of the various components that make up the change in effective tax rate, including the deferred tax asset valuation allowances, on a supplemental basis under separate cover pursuant to Rule 12b-4 (“Rule 12b-4”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and upon a request of confidential treatment pursuant to the provisions of 17 C.F.R. § 200.83 (“Rule 83”). In accordance with Rule 12b-4, the Company has requested that the materials provided be returned promptly following the completion of the Staff’s review thereof.

The Company does not believe that the percentage details of the various components of the change in the effective tax rate provide the reader with meaningfully more information than the qualitative description provided in the Company’s disclosure. The comparability of the year-over-year change in the effective tax rate is dependent on the Company’s actual quarterly results and the forecast for the full fiscal year. The effective tax rate for the three months ended March 31, 2020 reflected the Company’s loss before taxes for that quarter, as well as forecasted losses and related valuation allowances on deferred tax assets for the remainder of the fiscal year. The effective tax rate for the three months ended March 31, 2019, however, reflected income before taxes for that quarter and forecasted income for that fiscal year. With
4 of 5

respect to fiscal year 2020, given the significant challenges COVID-19 has caused in forecasting the Company’s business, the Company believes additional quantitative disclosures regarding its effective tax rate (given that the inputs are likely to change based on assumptions through the year) would not provide the reader with additional meaningful information. Because the effective tax rate is dependent on these forecasted assumptions, the Company believes the qualitative disclosure currently included in its disclosure provides the reader with the appropriate information regarding the critical components of the effective rate.

If you have any questions, please do not hesitate to call me at (443) 326-1401.

Sincerely,

/s/ Ady Maheshwari

Ady Maheshwari

Senior Vice President, Chief Accounting Officer
5 of 5